SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


************************************
          In the Matter of
 Alliant Energy Corporation, et al.           CERTIFICATE
                                              PURSUANT TO
         File No. 70-10249                      RULE 24

(Public Utility Holding Company Act
              of 1935)
************************************

           This Certificate of Notification (the "Certificate") is filed by Alliant Energy Corporation ("Alliant Energy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its wholly-owned subsidiary, Alliant Energy Resources, Inc. ("Resources"), in connection with the transactions proposed in the Form U-1 Application-Declaration (the "Application-Declaration"), as amended, of Alliant Energy and Resources (collectively, the "Applicants") in File No. 70-10249. These transactions were authorized by order of the Securities and Exchange Commission (the "Commission") dated December 28, 2004 (the
"Order").

This Certificate is for the period covering July 1, 2005 - September 30, 2005 (hereinafter referred to as the "period").

The Applicants hereby certify the matters set forth below pursuant to Rule 24 of the rules under the Act:

      1. The sales of any common stock or preferred securities by Alliant Energy and the purchase price per share and the market price per share at the date of the agreement of sale.

      ANSWER:

      There were 272,352 options exercised and issued in Q3 at various prices out of the Employee Incentive Plan (EIP). See attached Exhibit A.


      2. The total number of shares of Alliant Energy common stock issued or issuable under options granted during the quarter under employment benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans later adopted.

      ANSWER:

      There were 122,040 shares issued in the Shareowner Direct Plan in Q3. There were 37,403 shares issued in the 401(K) Plan in Q3.
      There were 54,832 restricted stock issued in Q3 out of the EIP plan. See attached Exhibit B.


      3. If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer.

      ANSWER:

      None


      4. The amount and terms of any Preferred Stock, Preferred Securities, and Long-term Debt issued by Alliant Energy or IP&L, directly or indirectly through a Financing Subsidiary, during the quarter, and the amount and terms of any Long-term Debt issued by WRP during the quarter.

      ANSWER:

      IP&L issued $50.0 million 5.50% Senior Debentures due 2025.


      5. The maximum amount of Short-term Debt of Alliant Energy, IP&L and WRP outstanding during the quarter and the effective cost or range of effective costs for such Short-term Debt during the quarter.

      ANSWER:

      The maximum amount of Short-term Debt of Alliant Energy outstanding during the quarter was $0.

      The maximum amount of Short-term Debt of IP&L outstanding during the quarter was $81 million. The range of effective interest rates during the quarter was 3.27% to 3.92%.

       The maximum amount of Short-term Debt of WRP outstanding during the quarter was $0.


      6. The amount of any Alliant Energy Guarantee or Non-Utility Subsidiary Guarantee issued during the quarter, and the company on whose behalf such guarantee was issued.

      ANSWER:

      See attached Exhibit C

      7. The notional amount and principal terms of any Interest Rate Hedges or Anticipatory Hedges entered into during the quarter and the identity of the parties to such instruments.

      ANSWER:

      On August 12, 2005, Alliant Energy International entered into a fixed-to-floating interest rate swap agreement with ANZ National Bank Limited. The notional amount was NZ$140 million, and the termination date is August 12, 2008. Under the agreement, Alliant Energy International receives a fixed 6.71% rate, and pays a floating rate reset every 6 months.

      No anticipatory hedges were entered into.


      8. The amount and terms of any intercompany loan made to a less than wholly-owned Non-Utility Subsidiary at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital.

      ANSWER:

      None



      9. The name, parent company and amount invested in any Intermediate Subsidiary during the quarter.

      ANSWER:

      See attached Exhibit D


      10. With respect to each Financing Subsidiary that has been formed during the quarter, a representation that the financial statements of the parent of such Financing Subsidiary shall account for the Financing Subsidiary in accordance with generally accepted accounting principles and further, with respect to each such entity, (i) the name of the Financing Subsidiary, (ii) the amount invested by the parent in such Financing Subsidiary, and (iii) the amount and terms of any securities issued by any Financing Subsidiary during the reporting period which shall also separately show the outstanding balance of all securities issued by such Financing Subsidiaries during the Authorization Period.

      ANSWER:

      Alliant Energy Corporation did not form any financing subsidiaries during the period from July 1, 2005 through September 30, 2005.


      11. If any Financing Subsidiaries are "Variable Interest Entities" ("VIEs"), as that term is used in FASB Interpretation 46R, "Consolidation of Variable Interest Entities", a description of any financing transactions conducted during the reporting period that were used to fund such VIEs, and, if any financing proceeds are used for VIEs, a description of the accounting for such transaction under the FASB Interpretation 46R.

      ANSWER:

      None


      12. The amount and a description of any Energy Assets acquired during the quarter.

      ANSWER:

      Alliant Energy did not acquire any "energy assets" during the period from July 1, 2005 through September 30, 2005.


      13. A list of U-6B-2 forms filed with the Commission during the quarter, including the name of filing entity and the date of the filing.

      ANSWER:

      Alliant Energy Corporate Services, Inc. filed a U-6B-2 on August 26,
      2005.
      Wisconsin Power and Light Company, Inc. filed a U-6B-2 on August 26,
      2005.


      14. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Alliant Energy, that has engaged in jurisdictional financing transactions authorized in this proceeding during the quarter.

      ANSWER:

      Incorporated by reference to Alliant Energy's Form 10-Q for the quarter ended September 30, 2005.

      15. A computation in accordance with rule 53(a) setting forth Alliant Energy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the Requested EWG/FUCO Investment Authority.

      ANSWER:

      See attached  Exhibit E


      16. A chart showing Alliant Energy's aggregate investment in each EWG or FUCO compared to the EWG/FUCO Investment Authority. The chart should also identify any new EWG or FUCO, compared to the Requested EWG/FUCO Investment Authority, in which Alliant Energy has invested or committed to invest during the preceding quarter.

      ANSWER:

      See attached  Exhibit E


      17. The consolidated capitalization ratio of Alliant Energy, with consolidated debt to include all short-term debt and all other system debt, both recourse and nonrecourse, including debt of EWGs and FUCOs.

      ANSWER:

      See attached Exhibit F


      18.  The market-to-book ratio of Alliant Energy's common stock.

      ANSWER:

      See attached Exhibit G


      19. Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of Alliant Energy.

      ANSWER:

      See attached Exhibit H

      20. A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of the end of that quarter.

      ANSWER:

      See attached  Exhibit I














                               S I G N A T U R E

           Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Certificate to be signed on their behalf by the undersigned thereunto duly authorized.



                               ALLIANT ENERGY CORPORATION



                               By:  ______________________________
                                    Name: Thomas L. Hanson
                                    Title:     Vice President and Treasurer


November 29, 2005

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit A
Report Period:  July 1, 2005 - September 30, 2005

Item 1: The sales of any common stock or preferred securities by Alliant Energy and the purchase price per share and the market price per share at the date of the agreement of sale.

   Long-term Equity Incentive Plan
   -------------------------------
    Date     Exercised Options  Price
--------------------------------------
  7/1/2005       5,000         $27.790
--------------------------------------
  7/5/2005       5,242         $27.790
--------------------------------------
 7/15/2005       2,399         $16.820
--------------------------------------
 7/15/2005       3,598         $27.790
--------------------------------------
 7/21/2005      25,673         $27.790
--------------------------------------
 7/21/2005       3,150         $28.125
--------------------------------------
 7/27/2005       2,445         $16.820
--------------------------------------
  8/8/2005       6,689         $16.820
--------------------------------------
  8/8/2005       6,594         $16.820
--------------------------------------
  8/8/2005       3,765         $16.820
--------------------------------------
 8/11/2005      11,018         $27.790
--------------------------------------
 8/11/2005       2,066         $16.820
--------------------------------------
 8/12/2005       1,668         $16.820
--------------------------------------
 8/15/2005       8,743         $28.594
--------------------------------------
 8/15/2005       8,650         $27.790
--------------------------------------
 8/15/2005       2,664         $25.930
--------------------------------------
 8/15/2005      12,072         $16.820
--------------------------------------
 8/15/2005       6,256         $24.900
--------------------------------------
 8/15/2005     100,000         $28.650
--------------------------------------
 8/15/2005         151         $25.930
--------------------------------------
 8/15/2005      16,608         $27.790
--------------------------------------
 8/24/2005       7,335         $27.790
--------------------------------------
  9/2/2005       5,786         $28.594
--------------------------------------
  9/6/2005      15,000         $28.594
--------------------------------------
 9/14/2005         922         $16.820
--------------------------------------
 9/19/2005       5,315         $27.790
--------------------------------------
 9/19/2005       3,543         $16.820
--------------------------------------

Total          272,352

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit B
Report Period:  July 1, 2005 - September 30, 2005

Item 2: The total number of shares of Alliant Energy common stock issued or issuable under options granted during the quarter under employment benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans later adopted.


                                Original Issue
              --------------------------------------------------
              Shareowner               Long-term Equity
    Date      Direct Plan    401(k)    Incentive Plan   Total
----------------------------------------------------------------
  7/1/2005       3,574                                  3,574
----------------------------------------------------------------
  7/11/2005                              52,320        52,320
----------------------------------------------------------------
  7/15/2005      7,962                                  7,962
----------------------------------------------------------------
  8/1/2005       3,713                                  3,713
----------------------------------------------------------------
  8/15/2005                  37,403                    37,403
----------------------------------------------------------------
  8/15/2005    100,145                                100,145
----------------------------------------------------------------
  8/29/2005                               2,512         2,512
----------------------------------------------------------------
  9/1/2005       2,338                                  2,338
----------------------------------------------------------------
  9/15/2005      4,308                                  4,308
----------------------------------------------------------------
    TOTAL      122,040       37,403      54,832       214,275
----------------------------------------------------------------

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit C
Report Period:  July 1, 2005 - September 30, 2005


Item 6:  The amount of any Alliant Energy Guarantee or Non-Utility Subsidiary Guarantee issued during the quarter, and the company on whose behalf such guarantee was issued.

                                                                                    Date Of
                                                                                    Issue/
                                                        Name of                     Amend-         Date of       Amount
Guarantor        On Behalf Of      Purpose              Guaranteed Party             ment         Expiration   Guaranteed
-----------------------------------------------------------------------------------------------------------------------

AEC              AECS as agent     Transmission         The PJM
                 for WPL & IPL                          Interconnection, LLC       8/30/2005      9/30/2006    $ 5,000,000

AEC              AENZ              AEI Swap Agreement   ANZ National Bank Limited  8/9/2005       8/12/2005    $ 3,500,000

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit C - (continued)
Report Period:  July 1, 2005 - September 30, 2005


Item 6:  The amount of any Alliant Energy Guarantee or Non-Utility Subsidiary Guarantee issued during the quarter, and the company on whose behalf such guarantee was issued.



                                                                      Name of                                      Amount
Guarantor       On Behalf Of                 Purpose                  Guaranteed Party             Period        Guaranteed
-----------------------------------------------------------------------------------------------------------------------------

Bonds:

                 Alliant Energy                                       Railroad Commission   8/1/05-8/1/06         $ 25,000
Alliant Energy   Desdemona, LP   Blanket Performance Bond             of TX

Alliant Energy   WPL/AECS        Workers' Compensation Bond           State Of Wisconsin    7/1/05-7/1/06         $500,000


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit D
Report Period:  July 1, 2005 - September 30, 2005


Item 9:
The name, parent company and amount invested in any intermediate subsidiary or financing subsidiary during the quarter and the amount and terms of any securities issued by those subsidiaries during the quarter.



Alliant Energy Corporation formed the following intermediate subsidiaries during the period from July 1, 2005 through September 30, 2005. The intermediate subsidiary is designated with an asterisk while its parent company is designated as such. The amounts in parenthesis represent the amount
(in millions of dollars) of investment in that intermediate subsidiary.

Alliant Energy Corporation
  Alliant Energy Resources, Inc.
    Alliant Energy International, Inc.
      Alliant Energy South LLC* - ($-)

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit E
Report Period:  July 1, 2005 - September 30, 2005

Item 15:
A computation in accordance with rule 53(a) setting forth Alliant Energy's "aggregate investment" in all EWGs and FUCOs, its
"consolidated retained earnings" and a calculation of the amount remaining under the EWG/FUCO Investment Authority.
Item 16:
A chart showing Alliant Energy's aggregate investment in each EWG or FUCO compared to the EWG/FUCO Investment
Authority.  The chart should also identify any new EWG or FUCO, compared to the Requested EWG/FUCO Investment Authority, in which Alliant Energy has invested or committed to invest during the preceding quarter.

September 30, 2005                                                                                                   Aggregate
                                                                                        Investments   Commitments   Investment
                                                                                       ------------------------------------------
                                                                                                  (dollars in millions)

Alliant Energy Operaciones de Mexico, S. de R.L. de C.V.                                         $ -           $ -           $ -
Alliant Energy Servicios de Mexico, S. de R.L. de C.V.                                             -             -             -
Anhui New Energy Heat & Power Co. Ltd.                                                           3.2             -           3.2
Companhia de Electricidade de Nova Friburgo S.A.                                                   -             -             -
Companhia Energetica da Borborema S.A.                                                             -             -             -
Companhia Forca e Luz Cataguazes-Leopoldina S.A.                                                 1.0             -           1.0
Empresa Energetica de Sergipe S.A.                                                               0.2             -           0.2
Henan Anfeng Electric Power Co. Ltd.                                                             9.0             -           9.0
Henan Yongfeng Electric Power Co. Ltd.                                                          11.0             -          11.0
Infratil Ltd.                                                                                      -             -             -
Jiaxing JIES Power & Heat Co. Ltd.                                                               6.5             -           6.5
LDM Utility Co., S.A. de C.V.                                                                   40.5             -          40.5
Shijiazhuang Chengfeng Cogeneration Co. Ltd.                                                    15.3             -          15.3
Sociedade Anonima de Eletrificacao da Paraiba S.A.                                              90.2             -          90.2
Tai An Hua Feng Peak Heat and Power Co. Ltd.                                                       -             -             -
Tai An Xin Wen Peak Heat and Power Co. Ltd.                                                        -             -             -
Tangshan Peak Heat & Power Co. Ltd.                                                             48.3             -          48.3
Tongxiang TIES Heat & Power Co. Ltd.                                                             7.2             -           7.2
TrustPower Ltd.                                                                                    -             -             -
Usina Termeletrica de Juiz De Fora S.A.                                                         13.9             -          13.9
Zouping Peak CHP Co. Ltd.                                                                       15.9             -          15.9
Guarantee of debt security intended to finance future FUCO investments                             -             -             -
                                                                                       ------------------------------------------
  Aggregate Investments in Foreign Utility Companies (FUCOs)                                   262.2             -         262.2
                                                                                       ------------------------------------------
Alliant Energy Neenah, LLC                                                                      56.0             -          56.0
Sheboygan Power, LLC                                                                            66.0             -          66.0
                                                                                       ------------------------------------------
  Aggregate Investments in Electric Wholesale Generators (EWGs)                                122.0             -         122.0
                                                                                       ------------------------------------------
    Total Aggregate Investments in EWGs and FUCOs                                              384.2             -         384.2
                                                                                       ------------------------------------------

                                                                                                       Balance at        Average
                                                                                                      end of quarter     balance
                                                                                                     ----------------------------

Alliant Energy's consolidated retained earnings at December 31, 2004                                          871.9
Alliant Energy's consolidated retained earnings at March 31, 2005                                             843.9
Alliant Energy's consolidated retained earnings at June 30, 2005                                              754.8
Alliant Energy's consolidated retained earnings at September 30, 2005                                         836.8
                                                                                                     --------------
    Alliant Energy's "consolidated retained earnings" at September 30, 2005
    (average of ending balance of four previous quarters)                                                                  826.9

                                                                                                                      -----------
      Amount remaining under the Requested EWG/FUCO Investment Authority.                                                $ 442.7
                                                                                                                      ===========

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit F
Report Period:  July 1, 2005 - September 30, 2005


Item 17:
The consolidated capitalization ratio of Alliant Energy, with consolidated debt to include all short-term debt and all other system debt, both recourse and nonrecourse, including debt of EWGs and FUCOs.


Alliant Energy Corporation Consolidated Statement of Capitalization
September 30, 2005
(amounts in millions of dollars)
                                                     Amounts        Percentage
                                                   ----------------------------

Common equity                                       $ 2,555.6           50.56%
Cumulative preferred stock                              243.8            4.82%
Consolidated debt (1)                                 2,255.2           44.62%
                                                   ----------------------------
                                                    $ 5,054.6          100.00%
                                                   ============================

(1)
Long-term debt, net (excluding current portion)     $ 2,137.3
Current maturities                                       10.8
Variable rate demand bonds                               39.1
Commercial paper                                         68.0
                                                 -------------
                                                    $ 2,255.2
                                                 =============

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit G
Report Period:  July 1, 2005 - September 30, 2005


Item 18:
The market-to-book ratio of Alliant Energy's common stock.


Market value per share at September 30, 2005                          $ 29.13
Common equity at September 30, 2005 (in millions)                   $ 2,555.6
Total shares outstanding at September 30, 2005                    116,844,536
Book value per share at September 30, 2005                            $ 21.87
Market-to-book ratio of Alliant Energy's common stock                 133.19%
                                                             =================

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit H
Report Period:  July 1, 2005 - September 30, 2005


Item 19:
Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs from that attribute to other subsidiaries of Alliant Energy.

Alliant Energy Corporation
Statement of Retained Earnings
For the Three Months Ended September 30, 2005
(amounts in millions of dollars)

Beginning balance (June 30, 2005)                                      $ 754.8
Net income/(loss):
  From EWGs and FUCOs (*)                                       5.5
  Other                                                       107.0
                                                   -----------------
    Total net income/(loss)                                              112.5
Common stock dividends                                                   (30.5)
                                                                    -----------
Ending balance (September 30, 2005)                                    $ 836.8
                                                                    ===========

(*) Amount does not include the allocation of interest, tax or corporate expenses.


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit I
Report Period:  July 1, 2005 - September 30, 2005


Item 20:
A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of the end of that quarter.

                                                                 For the twelve months ended September 30, 2005
                                                                 ----------------------------------------------

                                                                     Revenues             Net Income/(Loss)
                                                                 -----------------      -----------------------
                                                                              (dollars in millions)

Alliant Energy Neenah, LLC                                                 $ 17.6                       $ (1.3)
Alliant Energy Operaciones de Mexico, S. de R.L. de C.V.                      0.5                          0.2
Alliant Energy Servicios de Mexico, S. de R.L. de C.V.                        0.5                          0.0
Anhui New Energy Heat & Power Co. Ltd.                                       28.9                          0.8
Companhia de Electricidade de Nova Friburgo S.A.                             29.6                          4.3
Companhia Energetica da Borborema S.A.                                       34.3                          5.1
Companhia Forca e Luz Cataguazes-Leopoldina S.A.                            106.0                         21.6
Empresa Energetica de Sergipe S.A.                                          145.6                         13.9
Henan Anfeng Electric Power Co. Ltd.                                         10.6                         (0.3)
Henan Yongfeng Electric Power Co. Ltd.                                       11.3                          0.1
Infratil Ltd.                                                               107.4                         31.5
Jiaxing JIES Power & Heat Co. Ltd.                                           29.9                          0.3
LDM Utility Co., S.A. de C.V.                                                 0.3                         (2.8)
Sheboygan Power, LLC.                                                         0.1                          1.9
Shijiazhuang Chengfeng Cogeneration Co. Ltd.                                 15.4                          0.9
Sociedade Anonima de Eletrificacao da Paraiba S.A.                          185.7                         20.5
Tai An Hua Feng Peak Heat and Power Co. Ltd.                                  8.9                          2.5
Tai An Xin Wen Peak Heat and Power Co. Ltd.                                   9.5                          1.2
Tangshan Peak Heat and Power Co. Ltd.                                        27.6                          5.7
Tongxiang TIES Heat & Power Co. Ltd.                                         15.2                          1.4
TrustPower Ltd. (*)                                                         457.4                         59.1
Usina Termeletrica de Juiz De Fora S.A.                                      40.4                         13.5
Zouping Peak CHP Co. Ltd.                                                    23.6                          2.6

(*) The most recently available information for Alliant Energy's FUCOs in New Zealand is the twelve months ended June 30, 2005.